Free Writing Prospectus

VanEck Merk Gold ETF

2025-02-11 webinar invite

0001546652

Pursuant to 433/164

333-274643

VANECK® MERK® GOLD ETF (OUNZ)

THE GOLD ETF THAT DELIVERS

Webinar: Tariffs, Gold and Market Shifts - Your Questions Answered

Trade tariffs are reshaping global markets, and gold is no exception. With gold recently trading at all-time highs, market participants are weighing the potential impact on both physical gold and gold miners. Join us for this flash webinar **this Thursday, February 13 at 2:00pm ET**, where we will discuss:

- How tariffs are reshaping the gold market structure
- Key factors influencing gold miners in a shifting trade landscape
- Mechanics behind physical gold ETF flows amid tariff changes

Merk Invesetments® President Axel Merk will join VanEck® Portfolio Manager Ima Casanova and VanEck Director Brandon Rakszawski.

Directly following the webinar will be a Q&A.

Please click here to secure your space for this discussion.



Tariffs, Gold and Market Shifts
Flash Webinar: Your Questions Answered
Click to Register
February 13 @ 2:00pm ET

If you register, but are unable to attend, we are able to provide you with a replay.

Best Wishes,

Axel

Axel Merk
Merk Investments LLC

Register Here

Thu, Feb 13 @ 2:0pm ET

VANECK® MERK® Gold ETF

THE GOLD ETF THAT DELIVERS

The VanEck Merk Gold ETF (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

This material must be preceded or accompanied by a P - _rosP - _ectus . Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkgold.com/prospectus or calling 855 - MRK - OUNZ. Please read the prospectus carefully before you invest. Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk andwill fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsora€ s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, andyou could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck Securities Corporation provides marketing services to the Trust. This report was prepared by Merk Investments LLC, and reflects the current opinion of the authors . It is based upon sources and data believed to be accurate and reliable . Merk Investments LLC makes no representation regarding the advisability of investing in the products herein . Opinions and forward - looking statements expressed are subject to change without notice . This information does not constitute investment advice and is not intended as an endorsement of any specific investment . The information contained herein is general in nature and is provided solely for educational and informational purposes . Merk Investments LLC does not provide legal, financial or tax advice . You should obtain advice specific to your circumstances from your own legal, financial and tax advisors .